SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Introduces SDMS Functionalities at PITTCON 2008; Dated February 20, 2008

ITEM 1

STARLIMS Introduces SDMS Functionalities at PITTCON 2008

HOLLYWOOD, Fla., February 20, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it will introduce a new SDMS module (Scientific Data Management System) at PITTCON 2008 (Morial Convention Center, New Orleans, March 3-6). Integrated into the Company’s web-based LIMS, this integrated module creates a comprehensive platform to manage scientific and laboratory information – consolidating data and documents from the full gamut of laboratory processes.

Unprecedented Integration of Laboratory Data and Scientific Documents

The STARLIMS solution is unique in that it integrates LIMS data and SDMS documents into a single web-based platform. Much of the data created in science-centric organizations is unstructured and not typically managed in a consistent fashion, making it difficult to implement systematic procedures necessary to ensure regulatory and legal compliance. The STARLIMS SDMS module enables organizations to capture, parse, search, manage, share and archive scientific documents. Such documents may include research reports, spreadsheets, product specifications, instrument output files and more. The information extracted from these documents is stored in STARLIMS’s unified platform, and managed with the same control as structured LIMS data has been. In addition, the documents are archived and managed in the same platform as the LIMS data, enabling unified searches and eliminating the inefficiencies of multiple data repositories.

Part of Vision for Enterprise-wide Information Sharing

“The release of STARLIMS SDMS is a crucial step forward in our vision of unifying laboratory, scientific and enterprise information,” said Itschak Friedman, CEO of STARLIMS. “In addition to its obvious streamlining of laboratory informatics, it stands to make a significant contribution to information sharing – and enterprise-wide collaboration.”

Artificial Intelligence for Automatic Content Extraction

What makes the parsing approach of the STARLIMS SDMS unique is its use of artificial intelligence (AI) to automatically extract content from unstructured documents and store it in a structured environment, together with the relevant metadata tags. This process transforms unstructured data into an XML format that is both standardized and highly accessible.

STARLIMS SDMS uses the most recent parsing routine to automatically parse information from any document, even an unidentified document. Any inaccuracies are later adjusted with simple drag-and-drop manipulations and the corrections are integrated into the algorithm in an automatic self-correcting mechanism. The result is a highly effective way of processing any type of document: the laborious task of producing parsing scripts becomes trivial; users need not learn complex parsing applications; and processing times are dramatically accelerated.

Press Conference at PITTCON 2008

STARLIMS CEO Itschak Friedman will present STARLIMS SDMS and answer questions at a breakfast press conference on Wednesday March 5, 9:00-9:30am, Room 352, Morial Convention Center, New Orleans.

For a one-on-one demonstration, please visit us at PITTCON booth #5365.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: February 20, 2008